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07006505

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **IBN FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7924 OSWEGO ROAD
(No. and Street)

LIVERPOOL (City) **NEW YORK** (State) **13089** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD J. CARLESCO, JR. **(315) 652-4426**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last , first, middle name)

135 DEWITT STREET (Address) **SYRACUSE** (City) **NEW YORK** (State) **13203** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard J. Carlesco, Jr., swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBN Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

C. O. O.

Title



Notary Public

DEAN R. BAKER
Notary Public in the State of New York
Qual. in Onon. Co. No. 01BA4742553
My Commission Expires May 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IBN FINANCIAL SERVICES, INC.

LIVERPOOL, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL
RECEIVED
PROCESSING
MAR - 5 2007
WASH. D.C.
186
SECTION

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716


SEC MAIL
RECEIVED
PROCESSING
MAR -5 2007
WASH. D.C.
186
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
IBN Financial Services, Inc.
Liverpool, New York

We have audited the accompanying statement of financial condition of IBN Financial Services, Inc. (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IBN Financial Services, Inc. as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 15, 2007

IBN FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 7,449
Receivable from clearing organization and funds	75,711
Marketable securities (at market)	7,626
Total assets	$ 90,786

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 74,860
Total liabilities	74,860
Stockholder's equity	15,926
Total liabilities and stockholder's equity	$ 90,786

A copy of the Statement of Financial Condition of the December 31, 2006 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Liverpool, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

Note 1. Summary of Significant Accounting Policies

Nature of Operations

IBN Financial Services, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker. The Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker. The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Marketable Securities

Marketable securities in the Company's investment account (available for sale) are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income. The aggregate value of marketable securities presented exceeds their costs by approximately $3,367.

Note 1. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholders. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $100 and is reflected in these financial statements.

Note 2. Receivables from Clearing Organization and Funds

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2006.

Note 3. Marketable Securities

Cost and fair value of marketable securities at December 31, 2006 are as follows:

	Cost	Gross Unrealized Gains	Market Value
Available for sale equity securities	$ 4,259	$ 3,367	$ 7,626

Note 4. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$ 10,493
Accumulated depreciation	(10,493)
Property and equipment - net	$ -

Depreciation expense was $0 for the year ended December 31, 2006.

Note 5. Commitments and Contingencies

The Company leases office space on a month-to-month basis. The lease requires monthly payments of $1,500, including a fee for utilities. Rent expense was $18,000 for the year ended December 31, 2006.

The Company has an operating lease commitment on office equipment expiring April 2007. The lease requires monthly payments of $108. Equipment lease expense including supplies was $1,444 for the year ended December 31, 2006.

The minimum annual lease commitment is as follows:

2007	$ 432
Thereafter	-
	$ 432

Note 6. Net Capital Requirements

As a registered broker-dealer, IBN Financial Services, Inc. is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2006, IBN Financial Services, Inc.'s aggregate indebtedness and net capital were $74,860 and $14,039, respectively, a ratio of 5.33 to 1 and net capital exceeded the minimum capital requirement of $5,000 by $9,039.

Note 7. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 8. Related Party Transactions

The Company received expense reimbursements throughout the year from IBN Insurance Brokerage (common ownership) for services provided. Reimbursements amount to $12,111 for the year ended December 31, 2006. There were no amounts unpaid as of the end of the year.

END